

Mail Stop 7010

February 2, 2007

By U.S. Mail and Facsimile

Mr. Bruce J. Labovitz
Chief Financial Officer
Comstock Homebuilding Companies, Inc.
11465 Sunset Hills Road
Suite 510
Reston, VA 20190

> **Re: Comstock Homebuilding Companies, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2005**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2006**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2006**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2006**
> **File No. 001-32375**

Dear Mr. Labovitz:

    We have reviewed your response letter dated January 11, 2007 and have the following additional comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. After reviewing this information, we may or may not raise additional comments.

General

1.   In regard to your response to comment one in your letter dated January 11, 2007, we remind you to file amendments to your Form 10-K for the fiscal year ended December 31, 2005 and Forms 10-Q for the fiscal quarter ended March 31, 2006 and the fiscal quarter ended June 30, 2006.

Form 10-K for the Fiscal Year Ended December 31, 2005

Prior Comment Two – Segment Reporting

2.   Please file on EDGAR the "Variance Report" you have supplementally provided to us. Alternatively, you may request to seek "Confidential Treatment" of the "Variance Report" provided. For guidance, please see Staff Legal Bulletin No. 1, Rule 24(b)-2 of the Exchange Act, and Rule 83 of the Freedom of Information Act.

3.   In your letter dated November 22, 2006, you stated that:

> "The Company, in analyzing SFAS 131, pars. 10-15, has determined that its principal operating segments are its individual real estate projects, and that there is no segmentation created by virtue of geographic market area. In addition, the Company aggregates all of its operating segments into one reportable segment, Homebuilding, (ref. SFAS 131, par. 17) and is therefore not subject to the quantitative thresholds test of SFAS 131, par. 18."

In this regard, please tell us and provide documentation supplementally supporting your determination that each of your operating segments, the individual real estate projects, for the period for which you provided your "Variance Report" have similar economic characteristics as required by paragraph 17 of SFAS 131 for aggregation.

                               *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please furnish your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, you may contact Dale Welcome, Staff Accountant, at (202) 551-3865, or, in his absence, to the undersigned at (202) 551-3768.

                                              Sincerely,

                                              John Cash
                                              Accounting Branch Chief